                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*



                             C. R. Anthony Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  036776 102
        ---------------------------------------------------------------
                                (CUSIP Number)

                    Cargill Financial Services Corporation
                             6000 Clearwater Drive
                             Minnetonka, MN 55343
                                 612-984-3404

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    4-17-97
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13C to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CARGILL FINANCIAL SERVICES CORPORATION   FEIN: 41-1492786
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
           WC (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                            487,099
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            487,099
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      487,099
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3909%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.
----------------------------

     This Statement relates to the Common Stock $.01 par value (the "CRAC Stock"), of C.R. Anthony Company, an Oklahoma corporation ("CRAC"), the principal executive offices of which are located at 701 N. Broadway, P. O. Box 25725, Oklahoma City, Oklahoma 73125-0725. This Statement incorporates by reference the Schedule 13D filed March 27, 1996 by CFSC, and all Amendments thereto.

Item 2. Identity and Background.
--------------------------------

     (a) The person filing this Statement is Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), the address of which is 6000 Clearwater Drive, Minnetonka, Minnesota 55343. The principal business of CFSC is financial trading and investment activities.
     (b)  Not applicable.
     (c)  Not applicable.
     (d) CFSC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) CFSC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     The transaction giving rise to the filing of this Schedule 13D Amendment was the sale of 50,000 shares by CFSC in open market transactions of CRAC Common Stock on April 17, 1997.

Item 4. Purpose of Transaction.
-------------------------------

     CFSC has decided to decrease its holdings in the CRAC Stock by disposing of a portion of its shares. CFSC intends to review its position in the CRAC Stock from time to time. Depending upon future evaluations of the CRAC Stock and market conditions, CFSC may determine to increase or decrease its holdings in the CRAC Stock by acquiring additional shares of the CRAC Stock or by disposing of all or a portion of its Shares, subject to any applicable legal and contractual restrictions on its ability to do so. Except as set forth herein, CFSC does not have any present plans or proposals which relate to or would result in any of the events enumerated under Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

     CFSC is the beneficial holder of 487,099 shares of the CRAC Stock. The transactions effected by CFSC since the most recent filing on Schedule 13D were sales in open market transactions of 115,400 shares made March 19, 1997 through April 17, 1997. And under plan of reorganization effective August 3, 1992, CFSC received 11,951 shares of CRAC Stock as a final distribution under the plan on April 7, 1997.


                               Page 3 of 4 Pages

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

None

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

None

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Date: April 18, 1997        CARGILL FINANCIAL SERVICES CORPORATION

                                         /s/ Patrick J. Halloran
                                      ------------------------------------------
                                      Name:  Patrick J. Halloran
                                            ------------------------------------
                                      Title: Vice President
                                            ------------------------------------



                               Page 4 of 4 Pages